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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE TO/A
(Rule 14-d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
____________________________

Pioneer Tax Advantaged Balanced Trust
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(Name of Subject Company (Issuer))

Bulldog Investors General Partnership
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(Names of Filing Person (Offerer))

Common Stock, no par value
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(Title of Class of Securities)

72388R101
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(CUSIP Number of Class of Securities)

November 13, 2007
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(Date of Event Which Requires Filing of this Statement)

Bulldog Investors General Partnership
Park 80 West, Plaza Two, Suite 750
Saddle Brook, NJ 07663
Telephone: (201) 556-0092
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(Name, Address, and Telephone Numbers of a Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza, 23rd Floor
New York, New York 10001
(646) 378-2105

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$22,044,750	$676.77

* Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 1,500,000 shares of common stock of Pioneer Tax Advantaged Balanced Trust (“PBF”), which represents the estimated maximum number of shares of PBF common stock to be acquired in the tender offer by a price per share of $14.6965, which represents 95% of the net asset value per share at October 29, 2007.

** The amount of the filing fee is calculated in accordance with Rule 0-11(d) of the Securities Exchange Act and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the U.S. Securities and Exchange Commission on February 15, 2007, and is derived by multiplying the transaction valuation by 0.00003070.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $676.77	Filing Party: Bulldog Investors General Partnership

Form or Registration No.: Schedule TO-T	Date Filed: October 31, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

    This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 31, 2007 by Bulldog Investors General Partnership, a New York general partnership (“BIGP”).  The Schedule TO relates to the offer by BIGP to purchase up to 1,500,000 of the outstanding shares (the “Shares”) of common stock, no par value, of Pioneer Tax Advantaged Balanced Trust, a trust established under the laws of the State of Delaware (“PBF”), at a price per share, net to the seller in cash (subject to a $50 processing fee that BIGP will charge for processing each Letter of Transmittal, applicable withholding taxes and any brokerage fees that may apply), without interest thereon, equal to 95% of the net asset value per Share determined as of the close of the regular trading session of the New York Stock Exchange, on the Expiration Date, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”).  All capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule TO.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 4.    Terms of the Transaction

    The information set forth in the first sentence of the penultimate paragraph of the section of the Offer to Purchase entitled “SECTION 3.  PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES” is hereby amended and restated as follows:

    “Subject to the applicable rules and regulations of the Commission, BIGP’s reasonable interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties, provided that determinations regarding such terms and conditions may be ultimately resolved by a court of competent jurisdiction.”

    The information set forth in the first paragraph of the section of the Offer to Purchase entitled “SECTION 13.  DIVIDENDS AND DISTRIBUTIONS” is hereby amended and restated as follows:

    “If, on or after the date of this Offer to Purchase, PBF should, during the pendency of the Offer, (i) split, combine or otherwise change the Shares or its capitalization, (ii) acquire Shares or otherwise cause a reduction in the number of Shares or other securities, (iii) issue or sell additional Shares, any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or (iv) disclose that it has taken such action, then, without prejudice to BIGP’s rights under Section 14, BIGP, in its sole discretion, may make such adjustments in the Offer Price and other terms of the Offer as it deems appropriate to reflect such split, combination or other change, including, without limitation, the number or type of securities offered to be purchased.  In the event that BIGP increases or decreases the Offer Price or the percentage of the class of securities being sought, the minimum period during which the Offer will remain open following the date that notice of such increase or decrease is first published or sent or given to security holders will be 10 business days, in compliance with Rule 14e-1(b) of the Exchange Act.”

    The information set forth in the remainder of the section of the Offer to Purchase entitled “SECTION 13.  DIVIDENDS AND DISTRIBUTIONS” that follows the full text of enumerated condition “(9)” is hereby amended and restated as follows:

“which, in the reasonable judgment of BIGP, in any such case and regardless of the circumstances (excluding any action or inaction by BIGP or any affiliate BIGP, other than as pertaining to conditions which, by their terms, involve such action or inaction) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

    The foregoing conditions are for the sole benefit of BIGP and may be asserted by BIGP regardless of the circumstances (including any action or inaction by BIGP, other than as pertaining to conditions which, by their terms, involve such action or inaction) giving rise to any such conditions and may be waived by BIGP in whole or in part at any time and from time to time, in each case, up until the expiration of the Offer and in the exercise of the sole discretion of BIGP.  The failure by BIGP at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time, up until the expiration of the Offer.  Subject to applicable rules and regulations of the Commission and applicable law, any reasonable determination by BIGP concerning any condition described in this Section 14 shall be final and binding on all parties, provided that determinations regarding such conditions may be ultimately resolved by a court of competent jurisdiction.  A public announcement may be made of a material change in, or waiver of, such conditions and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

    Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by BIGP to the tendering shareholders.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 13, 2007
BULLDOG INVESTORS GENERAL PARTNERSHIP

By: KIMBALL & WINTHROP, INC., general partner

By: /s/ PHILLIP GOLDSTEIN

Name: Phillip Goldstein
Title: President